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                           May 8, 2020

       Benjamin Miller
       Chief Executive Officer of Fundrise Advisors, LLC
       Fundrise Balanced eREIT II, LLC
       11 Dupont Circle NW, 9th FL
       Washington, DC 20036

                                                        Re: Fundrise Balanced
eREIT II, LLC
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed May 1, 2020
                                                            File No. 024-11163

       Dear Mr. Miller:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A filed May 1, 2020

       General

   1. We note your response to verbal comment 1 in your April 17, 2020 response letter. Please provide more detail
about your decision to pause accepting new investments in your more mature eREITs and
eFunds. Specifically, please identify the eREITs and eFunds that have paused accepting new
investments, tell us in detail the reason why you decided to pause new subscriptions and
for how long new subscriptions have been paused. In this regard, please also tell us
whether there is anything preventing you from accepting new
                                                        subscriptions. We may
have further comment.
 Benjamin Miller
FirstName LastNameBenjamin Miller
Fundrise Balanced eREIT II, LLC
Comapany NameFundrise Balanced eREIT II, LLC
May 8, 2020
Page 2
May 8, 2020 Page 2
FirstName LastName
Appendix A, page A-1

2. Please update your prior performance tables to include information as of December 31,
         2019.
       You may contact Paul Cline at 202-551-3851 or Jennifer Monick at 202-551-3295 if you
have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:      Mark Schonberger